September 5, 2024

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

       Re: Haoxi Health Technology Ltd
           Amendment No. 6 to Registration Statement on Form F-1
           Filed August 28, 2024
           File No. 333-280174
Dear Zhen Fan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-1, Filed August 28, 2024 Exhibits

1. We note this amendment does not include updated versions of the Series A warrant, the
       Series B warrant and the warrant agreement (Exhibits 4.3 to 4.5). However, it would appear that changes to the mechanisms of the warrants results in the warrants described in the registration statement no longer aligning to the exhibits included. Please file updated versions of these exhibits.
 September 5, 2024
Page 2
General

2. We note your response to prior comment 2 and reissue in part. We acknowledge the amended disclosure for the Series B Warrants disclosing that the maximum number of
       Series B Warrants will be 16,666,667 shares and an amended version of the formula for obtaining that maximum. However, we note that this formula still includes the Nasdaq
       Minimum Price as an input, which is one of two potential prices. As a result, it would appear that the volume of shares issuable upon exercise of Series B Warrants could shift between which potential price you choose. Please amend your disclosure so that at effectiveness the volume of shares is known, or please provide a detailed analysis as to why the use in part of the Nasdaq Minimum Price is compliant with Rule 430A.
3. With reference to prior comment 3 in our letter dated August 8, 2024, please explain why you have decided to employ a mechanism that relies on a formula that uses 20% of the
       Nasdaq Minimum Price.

       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Joan Wu